UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

Eurand N.V.
(Name of Subject Company)
Eurand N.V.
(Name of Persons Filing Statement)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

N31010106
(CUSIP Number of Class of Securities)

Manya S. Deehr
Chief Legal Officer and Corporate Secretary
Eurand N.V.
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
+31 20-673 2744
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Company Counsel:	Special Committee Counsel:

Timothy Maxwell	George J. Sampas
Richard B. Aldridge	Sullivan & Cromwell LLP
Morgan, Lewis & Bockius LLP	125 Broad Street
1701 Market Street	New York, New York 10004-2498
Philadelphia, Pennsylvania 19103-2921	(212) 558-4000
(215) 963-5000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction
     This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Eurand N.V., a Netherlands company (“Eurand” or the “Company”) on December 22, 2010. The Schedule 14D-9 relates to the offer by Axcan Pharma Holding B.V., a private limited liability company organized under the laws of the Netherlands (“Buyer”) and a wholly owned subsidiary of Axcan Holdings Inc., a Delaware corporation (“Parent”), to acquire all outstanding ordinary shares, par value €0.01 per share, of Eurand (the “Shares”) at a purchase price of $12.00 per Share (such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2010, and in the related Letter of Transmittal (as each may be amended or supplemented from time to time), copies of which are attached to the Tender Offer Statement on Schedule TO, originally filed by Buyer with the SEC on December 21, 2010.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9. All page references contained in this Amendment are to the pages of the original Schedule 14D-9, as filed with the SEC on December 22, 2010, unless otherwise specified.
Item 3. Past Contracts, Transactions, Negotiations and Agreements.
     Item 3, “Past Contracts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing in its entirety the subsection titled “Appointment of Directors and Officers, Proposed Compensation Arrangements” on pages 3 through 5 of Amendment No. 1 to the Schedule 14D-9, as filed with the SEC on January 13, 2011 (“Amendment No. 1”) with the following:
“Appointment of Directors and Officers, Proposed Compensation Arrangements
The Board, at the recommendation of the Nominating and Corporate Governance Committee, proposed that John J. Fraher be appointed to the Board to serve as a director for (i) a term which will end immediately after completion of the Asset Sale or, (ii) if the Closing does not occur, an initial term of four years, beginning on January 19, 2011 and ending on the date of the Annual General Meeting of Shareholders to be held in 2015. Mr. Fraher’s appointment to the Board was approved by the shareholders of the Company at the Extraordinary General Meeting of Shareholders (“EGM”) of the Company which was held on Wednesday, January 19, 2011. Upon his appointment to the Board Mr. Fraher became an executive director and the Chief Executive Officer of the Company, and shall receive the compensation amounts set forth below, which amounts were approved at the EGM, for his role as Chief Executive Officer of the Company.
•	For the 2011 fiscal year, Mr. Fraher’s gross annual base salary shall be $500,000 (“2011 CEO Base Salary”).

•	For the 2011 fiscal year, Mr. Fraher shall be eligible to earn a target annual bonus equal to 50% of his Base Salary (“2011 CEO Annual Bonus”).

•	Upon Closing Mr. Fraher will receive an additional one-time bonus equal to $125,000 (the “Additional Bonus”). The Additional Bonus will be paid in lieu of any awards that might otherwise be made under the Company’s long term incentive program.

•	Mr. Fraher shall be eligible to receive all outstanding amounts to be paid under his Retention Agreement and his CIC Agreement, subject to and in accordance with the terms of the applicable agreement, but with the maximum possible amount he may be paid under the Retention Agreement and his CIC Agreement being the amount that would be calculated based on the 2011 CEO Base Salary and 2011 CEO Annual Bonus.* In other respects, the terms and conditions of Mr. Fraher’s CIC Agreement shall remain substantially the same as those that were in effect for Mr. Fraher’s former position of Chief Commercial Officer of the Company.*

*	The actual amounts which may be paid to Mr. Fraher under the applicable agreement shall be determined by the Company’s Compensation Committee.
Subject to Compensation Committee approval of the specific terms, Mr. Fraher may be entitled to have the payout entitlements under his Retention Agreement and CIC Agreement be based upon his 2011 Base Salary and 2011 CEO Annual Bonus, and he shall be eligible to receive the Additional Bonus. In the event of Compensation Committee approval, the information provided for Mr. Fraher under the table provided on page 7 of the original Schedule 14D-9 in the subsection titled “Change in Control and Retention Arrangements Concerning Executive Officers and Continuing Employees” shall be replaced as follows:

Executive Officer	CIC Agreements	Retention Agreements	Additional Bonus
John Fraher	$1,018,415.00	$1,050,000.00	125,000.00
The Board, at the recommendation of the Nominating and Corporate Governance Committee, proposed that Ms. Cecilia Gonzalo be appointed to the Board to serve as a director for (i) a term which will end immediately after completion of the Asset Sale or, (ii) if the Closing does not occur, an initial term of four years, beginning on January 19, 2011 and ending on the date of the Annual General Meeting of Shareholders to be held in 2015. Ms. Gonzalo’s appointment to the Board was approved by the shareholders of the Company at the EGM. Upon her appointment to the Board Ms. Gonzalo became a non-executive director and shall receive compensation that is consistent with current compensation practices for non-employee directors, including a gross annual fee of €30,000, pro-rated for 2011, plus €1,000 for each meeting of the Board or a Board committee that she attends. If Closing does not occur, Ms. Gonzalo will be granted options to purchase 10,000 shares of Company stock under the Eurand N.V. Equity Compensation Plan with terms and conditions of grant consistent with current practices for non-employee directors.
Angelo C. Malahias has served as the Chairman of the Board since January 1, 2011, and shall be paid for his role as Chairman of the Board, in addition to the cash compensation for non-employee directors described in the preceding paragraph, (i) a gross annual fee of €20,000, pro-rated for 2011, (ii) an additional retainer fee of €60,000 which will be paid in two installments: €30,000 to be paid as of January 1, 2011 and €30,000 to be paid on the Closing, and (iii) €3,000 for each day of services he performs for the Company during the period beginning January 1, 2011 and ending on the Closing.
Extraordinary General Meeting of Shareholders
On Wednesday, January 19, 2011 at 10:00 AM (CET), the EGM was held at Eurand’s offices in Amsterdam, The Netherlands. The shareholders of the Company approved all resolutions before them at the EGM, including resolutions to approve the Asset Sale and Subsequent Offering Period.”
Item 8. Additional Information.
     Item 8, “Additional Information,” is hereby amended and supplemented by replacing the fourth through tenth sentences in the second paragraph in the subsection titled “United States Antitrust Approvals” under the heading “Regulatory Approvals” on page 37 of the Schedule 14D-9 with the following:
“Eurand and Parent filed Notification and Report Forms with the FTC and Antitrust Division on January 3, 2011. At 11:59 p.m., New York City time, on January 18, 2011, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”
     Item 8, “Additional Information,” is hereby further amended and supplemented by replacing the last sentence in the first paragraph in the subsection titled “Foreign Antitrust Compliance” under the heading “Regulatory Approvals” on page 38 of the Schedule 14D-9 with the following:
“The Parties’ notification was submitted to the FCO on December 17, 2010, and Phase I was terminated by the FCO on January 10, 2011.”
     Item 8, “Additional Information,” is hereby further amended and supplemented by restating in its entirety the subsection titled “Projected Financial Information” on pages 38-40 of the Schedule 14D-9 as follows:
Projected Financial Information.
     The Company does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with Parent’s due diligence, the Company provided certain projected and budgeted financial information concerning the Company to Parent. In addition, the Company provided the same information to its own financial advisors. The Company’s internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
     The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to the development of new products, the receipt and continued effectiveness of regulatory approvals, meeting certain sales performance criteria and implementing certain cost saving initiatives. In that connection, the projections reflect management’s estimate that ZENPEP® market share will be between 19.0% and 20.2% for the period from 2011 through 2014. The Company management prepared the projections to reflect its best currently available estimates and judgments as to the Company’s future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for the Company’s products; development of new products; failure of the Company to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the receipt and continued effectiveness of regulatory approvals; the failure to adequately enable the sales force to achieve certain sales performance objectives; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 20-F filed with the SEC for the fiscal year ended December 31, 2009. The projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond the Company’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.
     The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events (or in the case of projected financials for 2010, the actual results of that fiscal year), and the projections should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Parent, in the Purchase Agreement or otherwise, concerning the projections. The projections are not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Parent and its financial advisors.
     The Company’s shareholders are cautioned not to place undue reliance on the projected information provided in this Schedule.
PROJECTED FINANCIAL INFORMATION

	2010	2011	2012	2013	2014
	($ in millions other than per share amounts)
Total Revenue	189.5	225.0	243.8	270.0	294.4
Net Income	4.3	22.2	31.9	39.9	47.7
EBITDA(1)	18.2	46.7	58.7	70.6	82.4
EPS(2)	0.12	0.44	0.63	0.77	0.90

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization. EBITDA is presented because management believes that it is a widely accepted and useful financial indicator of the Company’s performance. Management believes EBITDA assists in analyzing and benchmarking the performance and value of our business. Although our management uses EBITDA as a financial measure to assess the performance of our business compared to that of others in our industry, the use of EBITDA is limited because it does not include certain costs that are material in amount, such as interest, taxes, depreciation and amortization, which are necessary to operate our business. EBITDA is not a recognized term under generally accepted accounting principles and, when analyzing our operating performance, investors should use EBITDA in addition to, not as an alternative for, operating income, net income and cash flows from operating activities.

(2)	EPS means earnings per share.
     Revenue growth assumptions were made on a product-by-product basis, and ranged from 2% to 8% per annum. The projections also assumed that expenses would grow at roughly 3% per annum. Additionally, certain assumptions were made with respect to new product launches and acquisitions.
     These projections should be read together with the Company’s financial statements that can be obtained from the SEC. You may read and copy any such reports, statements or other information at SEC Headquarters at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. The Company’s SEC filings are also available to the public from commercial document retrieval services and at the SEC web site at www.sec.gov. These projections should also be read together with discussion under “Risk Factors” and the other cautionary statements contained in Eurand’s 2009 Annual Report on Form 20-F.
     The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule 14D-9, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.
     Reconciliation between Net Income and EBITDA
     EBITDA should not be considered as a substitute for net income, operating income or any performance measures derived in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, EBITDA presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between the Company’s projections of EBITDA and projections of net income, a financial measurement prepared in accordance with GAAP, is set forth below.

	2010	2011	2012	2013	2014
	($ in millions other than per share amounts)
Net Income	4.3	22.2	31.9	39.9	47.7
Taxes	4.0	14.8	17.2	21.5	25.8
Interest Income	(0.7)	(0.8)	(0.9)	(1.3)	(1.6)
Depreciation	9.0	9.0	9.0	9.0	9.0
Amortization	1.6	1.5	1.5	1.5	1.5
EBITDA	18.2	46.7	58.7	70.6	82.4
Item 9. Exhibits.
     Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(D)	Joint Press Release issued by the Company, Axcan Pharma Holding B.V. and Axcan Holdings Inc. dated January 19, 2011.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

EURAND N.V.
/s/ Manya Deehr
Name:	Manya Deehr
Title:	Chief Legal Officer